SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 81st Audit Committee’s Meeting” dated on February 19, 2010.

(São Paulo – Brazil; February 19, 2010) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 81st Audit Committee’s meeting held on February 10, 2010:

On February, 10, 2010, at 12:30 (São Paulo time), at Rua Martiniano de Carvalho, 851, in the capital of Sao Paulo state, attended the meeting the Audit Committee’s members of Telecomunicação de São Paulo S/A – TELESP, that signs this minute. There were also registered the attendance the Director of Finance and Investor Relations, Mr. Gilmar Roberto Pereira Camurra, the Director of Controlling, Mrs. Paula Bragança França Mansur, the Company´s Accountant, Milton Shigueo Takarada, and the representatives of the Public Account Ernst & Young, Mr. Alexandre Hoeppers, Mr. Luis Carlos Marques and Mr. Luis Monti.

On occasion were treated the following subjects:

ANNUAL REPORT AND FINANCIAL STATEMENTS RELATED TO THE FISCAL YEAR 2009:The members of Audit Committee attended the Board of Director’s Meeting held on February, 10, 2010, wherein appreciated the Annual Report and account for the fiscal year ended on December 31, 2009, evidenced in the financial statements elaborated as required by the Law #6404/76 involving the Balance Sheet on December, 31, 2009 and 2008, Income Statements, Statement of Change in Net Worth, Statement of Cash Flow, Statement of Added Value and Footnotes, documents that were the opinion issued without reservation by the Public Account “Ernst & Young” and the followed by the Proposal of Results Allocation in the following terms:

“PROPOSAL OF THE MANAGEMENT FOR RESULTS
ALLOCATION RELATED TO THE FISCAL YEAR 2009

Dear Shareholders,

According to the article 192 of the Law #6404/76, and with CVM´s Instruction #481 of December, 17, 2009, Article 9, paragraph 1º - II, this Management proposes to Telesp’s Shareholders that the allocation of net income for the fiscal year ended on December 31, 2009, in the amount of R$2,172,972,873.05 (two billion, one hundred and seventy two million, nine hundred and seventy two thousand, eighty hundred and seventy three reais and five cents) shall be realized as follows:

1. ALLOCATION RELATED TO THE FISCAL YEAR 2009

According to the Article 26, paragraph 1st (ii) of the Company’s Bylaw, 25% of the net income adjusted as required the items II, III of article 202 of the Law #6404/76 will be obligatorily distributed as mandatory minimum dividend to all shareholders.
The article 26 paragraph 1st (iii) of the Company's Bylaws provides that the remaining balance of the net income, after attended the procedures contained in the preceding items of this article, will be determined by the General Meeting, based on the proposal of the Board of Directors.

According to the paragraph 1st , article 193 of the Law #6404/76, the Company chose for not constitute a legal reserve, since its current balance added to the balance of capital reserves mentioned in § 1st of article 182, exceeded 30% of the capital stock. Thus, the net income of the year 2009 will be the own base for determining the mandatory minimum dividend, as shown below:

Net Income For The Fiscal Year	2,172,972,873.05
Mandatory minimum dividend (25% of net income)	543,243,218.26
Intermediary Dividends/ Interest on Own Capital during the 2009 fiscal
year	1,075,000,000.00
Balance of net income to allocation according to the present proposal	1,097,972,873.05

Advantages of preferred shares:

In accordance to the article 7 of the Company’s Bylaws, shareholders of preferred shares are entitled to a dividend 10% (ten percent) higher than the amount granted to shareholders of common shares.

Allocations realized during the fiscal year 2009

a. Interim Dividends:

Considering the interpolated proposition XX of the articles 17 and 27 of the Company’s Bylaws, in conjunction with the article 7, as well as in articles 204 and 205 of the Law #6404/76, the management deliberated interim dividends, in the following dates and conditions:

May 18, 2009 – deliberated the amount of R$470,000,000.00 (four hundred and seventy million reais) based on financial statements of March 31, 2009 and the payment begun on June 17, 2009, to common and preferred shareholders registered on Company’s book records by the end of May 18, 2009. After this date, the shares were considered as “ex-dividend”. Such dividends were charged to the mandatory minimum dividend of the 2009 fiscal year and and considered as mentioned for all circumstances of the Corporate Legislation.

b. Interest on Own Capital

In accordance to article 9 of the Law #9249/95, deliberation #207/96 of “Comissão de Valores Mobiliários” and the articles 7 and 28 of the Company’s Bylaws, the Board of Directors deliberated ad referendum of the General Shareholders’ Meeting, interest on own capital, in the following dates and conditions:

September 30, 2009 – deliberated the amount of R$400,000,000.00 (four hundred million reais) and after withholding the income tax of 15%, its net amount is R$340,000,000.00 (three hundred and fourty million Reais), which were distributed as of December 21, 2009, to common and preferred shareholders registered on Company’s book records by the end of September 30, 2009. After this date, the shares were considered as “ex-interest”.

December 9, 2009 – deliberated the amount of R$205,000,000.00 (two hundred and five million reais) and after income tax withholding, its net amount is R$174,250,000.00 (one hundred and seventy four million and two hundred and fifty thousand reais) to common and preferred shareholders registered on Company’s book records by the end of December 30, 2009. As of December 31, 2009, inclusive, shares will be considered as “ex-interest”. The Board proposes to Ordinary General Shareholders´ Meeting that the payment of such interest begin until December, 21, 2010 in a date to be determined by Executive Directors of the Company and timely communicated to the market.

The Interest on Own Capital granted in 2009 will be analyzed by the Ordinary General Shareholders´ Meeting, to charge the mandatory minimum dividend, according article 28 of the Company’s Bylaws.

The following table summarizes the distributions realized during the year:

Total Value		1,075,000,000.00
Intermediary Dividends granted on May 18, 2009		470,000,000.00
Interest on Own Capital granted on September 30, 2009 and
December, 09, 2009		605,000,000.00

Value for share	ON	PN*
Intermediary Dividends granted on May 18, 2009	0.871072553408	0.958179808749

Interest on Own Capital granted on September
30, 2009 and December, 09, 2009 (gross value)	1.121274244280	1.233401668709

Interest on Own Capital granted on September
30, 2009 and December, 09, 2009 (net value)	0.953083107639	1.048391418404

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

2. PROPOSAL OF DELIBERATION

The Board of Directors proposes in accordance to the paragraph 6 of the article 202 of the Law #6404/76 and article 26, paragraph 1 (iii) of the Company’s Bylaws, that the balance of profit in December 31, 2009, not destined yet, in the amount of R$ 1,097,972,873.05 (one billion, ninety seven million, nine hundred and seventy two thousand eight hundred and seventy three reais and five cents), to be charged as dividends.

The Board of Directors proposes that dividends and interest on own capital prescribed in 2009, in the amount of R$153,672,373.62 (one hundred, fifty three million, six hundred and seventy two thousand, three hundred seventy three reais and sixty two cents), also to be charged as dividends.

The dividends proposed above, in the amount of R$1,251,645,246.67 (one billion, two hundred and fifty one million, six hundred and forty five thousand, two hundred and forty six reais and sixty seven cents) shall be paid to common and preferred shareholders registered on Company’s book records by the end of the day of the Ordinary General Shareholders´ Meeting that will deliberate such dividends, after which the shares will be considered as “ex-dividends”.

Net Income For The Fiscal Year	2,172,972,873.05
(-) Intermediary Dividends and Interest on Own Capital – granted	1,075,000,000.00
during the 2009 fiscal year
Net Income to allocate	1,097,972,873.05
(+) Dividends and Interest on Own Capital – prescribed in 2009	153,672,373.62
Proposal of Deliberation as Dividends	1,251,645,246.67

Form proposed by the Board of Directors for payment of dividends to deliberate

1st part – begin of the payment until June, 30, 2010	800,000,000.00
Remaining part – begin of the payment until December, 21, 2010	451,645,246.67
Total Proposal for Deliberation	1,251,645,246.67

Value for share	ON	PN*
1st part – begin of the payment until June, 30,	1.482676686653	1.630944355318
2010
Remaining part – begin of the payment until
December, 21, 2010	0.837054847344	0.920760332078

Total Proposal for Deliberation – for share	2.319731533997	2.551704687396

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

The present proposal of allocation of the Company’s results related to the fiscal year 2009, considering the deliberate values during 2009 and the proposal of deliberation of dividends to be approved by the Ordinary General Shareholders’ Meeting, shows that 100% of net income will be distributed to shareholders as dividends and interest on own capital.

In compliance with the Annex 9-1-II, item 7 of CVM´s Instruction #481 of December 17, 2009, the following is a comparative table of net income and distribution of dividends and interest on own capital for share over the past years (values in reais):

Value for share	2009	2008	2007	2006

Net Income - ON	4,027270274500	4,485044316988	4,379769354995	5,219302485896

Net Income - PN [1]	4,429997301950	4,933548748687	4,817746290494	5,741232734486

Dividends / Interest on
Own Capital deliberated
Interest on Own Capital	1,121274244280	1,141661048722	1,189848038832	1,445197379379
(gross) – ON
Interest on Own Capital
(gross) – PN [1]	1,233401668709	1,255827153594	1,308832842715	1,589717117317
Interest on Own Capital	0,953083107639	0,970411891415	1,011370833008	1,228417772472
(net) – ON
Interest on Own Capital
(net) – PN [1]	1,048391418404	1,067453080556	1,112507916309	1,351259549721

Dividends – ON	3,190804087405	3,651295845939	3,578696096256	5,660745516164

Dividends – PN [1]	3,509884496146	4,016425430534	3,936565705882	6,226820067781

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

The Company’s Audit Committee analyzed the documents and information above mentioned, and issued opinion that consider such documents and information adequate and correct, and decided to issue the following opinion. “REPORT OF AUDIT COMMITTEE #01/2010 – The Audit Committee of Telecomunicações de São Paulo S.A. – Telesp, in meeting held on February, 10, 2010, in compliance with article 163 of Law #6404/76, having attended the Board of Directors´ Meeting, held in this date, analyzed the Annual Report and account for the fiscal year ended on December 31, 2009 involving the Balance Sheet, Income Statements, Statement of Change in Net Worth, Statement of Cash Flow, Statement of Added Value, Footnotes and Board’s Proposal of allocation related to the fiscal year 2009. Based on tests executed, in information rendered by the Board of Directors and, considering the opinion of the Public Account Ernst & Young S.S, of February, 10, 2010, issued without reservation, the Audit Committee understand that the financial statements referenced above represent, in all the relevant aspects, the equity and financial position, individual and consolidated of the Company, in accordance with the legal procedures applicable. The Audit Committee, by unanimously of its members, issues the opinion favorably and recommends full approval, and without reservation, of the referred documents by the Board of Director’s Meeting.

No further business matters to discuss, the meeting was concluded and draw up this minutes, which was approved by the participants starting to be part of the own book.

São Paulo, February, 10, 2010.

Patrícia Maria de Arruda Franco

Flávio Stamm

Stael Prata Silva Filho

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 19, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director